Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186073

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.
SUPPLEMENT NO. 6 DATED NOVEMBER 12, 2014
TO THE PROSPECTUS DATED FEBRUARY 26, 2014

This document supplements, and should be read in conjunction with, our prospectus dated February 26, 2014, as supplemented by Supplement No. 4 dated August 28, 2014, which superseded and replaced all previous supplements to our prospectus, and Supplement No. 5 dated October 6, 2014. Unless otherwise defined in this Supplement No. 6, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:

•	the status of our public offering; and

•	an investment by NorthStar Asset Management Group Inc. in the business of American Healthcare Investors LLC, one of our co-sponsors, and risk factors associated with this investment.

Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on February 26, 2014. As of November 7, 2014, we had received and accepted subscriptions in this offering for 29,606,349 shares of our common stock, or approximately $295,361,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of November 7, 2014, approximately $1,454,639,000 in shares of our common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 26, 2016, or the date on which the maximum offering amount has been sold; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law.

Investment by NorthStar Asset Management Group Inc.
in the Business of American Healthcare Investors LLC

All references in the prospectus to our co-sponsor, American Healthcare Investors LLC, are hereby supplemented with the following information:

On November 5, 2014, NorthStar Asset Management Group Inc., or NSAM, and certain of its affiliates entered into a Unit Purchase Agreement, or the NSAM Agreement, to acquire an approximate 46.7% ownership interest in the business of American Healthcare Investors LLC, or American Healthcare Investors, one of our co-sponsors, for upfront cash and stock consideration of $57,500,000, consisting of $37,500,000 of cash and $20,000,000 of NSAM common stock (which stock is subject to certain lock-up and vesting restrictions). NSAM’s investment in the business of American Healthcare Investors will be structured as a joint venture, or the AHI Operating Company, with the current principals of American Healthcare Investors (Jeffrey T. Hanson, our chief executive officer and chairman of our board of directors, Danny Prosky, our president and chief operating officer, and Mathieu B. Streiff, our executive vice president, general counsel) owning approximately 48.7%, NSAM owning approximately 46.7%, and Mr. James F. Flaherty, III, one of NSAM’s partners and the former chairman and chief executive officer of HCP, Inc., a publicly-traded healthcare real estate investment trust, owning approximately 4.6%. In addition to the initial purchase consideration, upon the achievement of certain performance-based metrics over a five-year period, NSAM could be required to issue up to an additional $15,000,000 (but not to exceed $3,000,000 in any one year) of NSAM common stock to the current principals of American Healthcare Investors. NSAM will also contribute $2,000,000 in shares of common stock to an equity incentive plan for the benefit of certain employees of the AHI Operating Company. In addition, the AHI Operating Company will issue a warrant to Mr. Flaherty that will permit him at any time during the five-year period after the closing to invest up to an additional $5,000,000 in the AHI Operating Company at a valuation 27.3% higher than the initial valuation. Mr. Flaherty will also be granted a 5.0% profits interest that would entitle him to receive 5.0% of the capital proceeds of the AHI Operating Company after a return of capital to the initial investors (NSAM, the current principals of American Healthcare Investors and Mr. Flaherty) and current cash flow distributions.

American Healthcare Investors is currently the managing member and owns 75.0% of our advisor and also owns 100% of our property manager. Following the closing of the transactions contemplated by the NSAM Agreement, the AHI Operating Company will own the same 75.0% of our advisor and 100% of our property manager. Notwithstanding the foregoing, NSAM will not have the right to appoint any designees to the investment committee of our advisor, which will remain comprised of three designees from American Healthcare Investors and two designees from Griffin Capital Corporation, our other co-sponsor.

NSAM and its affiliates serve as the advisor and/or sponsor to other investment vehicles that invest in healthcare real estate and healthcare real estate-related assets, including NorthStar Realty Finance Corp., or NRF, a publicly-traded real estate investment trust listed on the NYSE, and a healthcare focused, non-traded public real estate investment trust. The AHI Operating Company will provide certain asset management and property management services to NSAM relating to NSAM’s management of the healthcare assets owned by NRF, including the Griffin-American Healthcare REIT II, Inc. assets acquired by NRF in the merger between a wholly-owned subsidiary of NRF and Griffin-American Healthcare REIT II, Inc., or the Healthcare REIT II merger. The AHI Operating Company will also provide asset management and property management services to NSAM to assist NSAM in managing certain future healthcare assets acquired by NRF and, subject to certain conditions, other investment vehicles managed by NSAM.

The AHI Operating Company will be controlled by an Executive Committee comprised of three American Healthcare Investors designees, expected to be Messrs. Hanson, Prosky and Streiff, and two NSAM designees, one of which is expected to be Mr. Flaherty, subject to certain conditions and subject to certain major decisions requiring the approval of a majority of the members of the Executive Committee, including the approval of both NSAM Executive Committee designees. Mr. Flaherty will not hold voting rights in the AHI Operating Company other than in his capacity as a member of the Executive Committee on behalf of NSAM. All of the executive officers of the AHI Operating Company are expected to be current American Healthcare Investors personnel, including Messrs. Hanson, Prosky and Streiff. The AHI Operating Company is structured to enable the American Healthcare Investors management team that currently serves us through our advisor, to continue to serve us in the same capacity. It is not anticipated that any NSAM personnel will provide services to us as a result of the transaction.

The completion of the transaction contemplated by the NSAM Agreement is subject to various closing conditions. The transaction is expected to close five days after, and is contingent upon, the closing of the Healthcare REIT II merger, which is expected to occur in December 2014. Despite the proposed acquisition by NSAM of an interest in the business of American Healthcare Investors and the proposed formation of the AHI Operating Company, including the acquisition of an interest therein by Mr. Flaherty, we expect that the advisory and property management services we receive will continue without any changes in personnel or service procedures.

The following information should be read in conjunction with the discussion contained in the “Risk Factors - Risks Related to Conflicts of Interest” section beginning on page 31 of our prospectus:

Certain officers of NSAM or its affiliates are expected to be appointed to the Executive Committee of the AHI Operating Company and as a result would be privy to strategic information related to our business, which may result in actions that are not in the best interests of us and our stockholders.

Upon completion of the transactions contemplated by the NSAM Agreement, certain officers of NSAM or its affiliates will be members of the Executive Committee of the AHI Operating Company. As such, they will be privy to strategic information of the AHI Operating Company, including information related to our business of investing in healthcare-related facilities. These officers’ loyalties to NSAM and the investment vehicles managed by NSAM, including NRF and a healthcare focused, non-traded public real estate investment trust, and their access to information through the Executive Committee of the AHI Operating Company, could result in actions taken by such officers that are not in the best interests of us and our stockholders.

2